December 7, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Lilyanna Peyser
James Giugliano
Theresa Brillant

Re:	DoorDash, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 30, 2020
Amendment No. 2 to Registration Statement on Form S-1
Filed December 4, 2020
File No. 333-250056

Ladies and Gentlemen:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 4, 2020, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on November 30, 2020 and Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on December 4, 2020 (each, a “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the version filed on December 4, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statements submitted on November 30, 2020 and December 4, 2020), all page references herein correspond to the page of Amendment No. 3.

Securities and Exchange Commission

December 7, 2020

Amendment No. 1 to Registration Statement on Form S-1, filed November 30, 2020

Business

Our Offerings

Offerings for Merchants, page 183

1.

We note your amended disclosure regarding two new offerings for merchants, Self-Delivery and DoorDash Storefront. Please briefly describe, if material, how you charge commissions and fees to merchants for use of these offerings, if different than commissions and fees charged for other offerings.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that Self-Delivery and DoorDash Storefront are relatively new offerings and the percentage of the Company’s total revenue currently attributable to Self-Delivery and DoorDash Storefront is immaterial. For the period from October 1, 2020 to October 31, 2020, which is the latest date for which the Company has internal preliminary monthly financial information available, revenue attributable to Self-Delivery and DoorDash Storefront each represented less than 0.05% of the Company’s total revenue during such period.

General

2.

We note your disclosure that you have a multi-class structure including Class A, Class B, and Class C common shares, and that, upon the completion of this offering, no shares of Class C common stock will be issued and outstanding. Please amend your disclosure to clarify the purpose of the Class C common stock, and how the issuance of Class C stock accomplishes this purpose. Please also describe the impact of future issuances of the Class C shares on the voting and economic power of Class A and Class B holders, and the types of transactions and/or classes of individuals to whom you eventually plan to issue such shares, including whether you have any current plans to issue Class C common shares. In addition, please revise your risk factor disclosure to include a detailed discussion of the material risks relating to any future issuances of Class C shares, including, but not limited to, the potential conflict of interest presented by a misalignment of the Class B holders’ voting control and economic interest. In this regard, it appears that any issuance of Class C shares will effectively reduce the Class B holders’ economic interests, while the voting control of the Class B shares will not be affected. Please make conforming changes to your Prospectus Summary, including a description of the purpose and material risks of such structure.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has revised and added further disclosure on pages 12, 13, 14, 73, 74, and 75 to address the Staff’s comment.

3.

We note that you include quotes from merchants, consumers, and dashers. Please revise your filing to disclose whether these quotes were solicited by you, and advise whether the individuals you have identified have consented to their quotes being disclosed in your filing.

Securities and Exchange Commission

December 7, 2020

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has added disclosure on page 164 to address the Staff’s comment. Additionally, the Company confirms that it has received consents from all merchants, consumers, and Dashers whose quotes are disclosed in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1, filed December 4, 2020

Attractive Cohort Trends

Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV, page 113

4.

We note your disclosure in the graphic on page 114 that, in the third quarter ended September 30, 2020, Marketplace GOV from new consumers represented approximately 14% of your marketplace GOV. However, it appears that you have removed the numbers from your y axis quantifying the Marketplace GOV for new and repeat consumers. To provide context for investors regarding the Marketplace GOV data presented in the chart, please label your y axis to clearly show the dollar increase in Marketplace GOV for the periods presented in the graphic. Alternatively, to provide context for investors regarding the growth in your Marketplace GOV due to new and existing customers, please amend your filing to provide narrative disclosure describing the dollar value of Marketplace GOV attributable to new and existing customers, respectively, for the periods presented in the graphic.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has updated the graphic on page 115 to address the Staff’s comment.

5.

Please tell us whether the significant increase in Marketplace GOV from new customers for the quarter ended September 30, 2020 has had any effect on your conclusion that you have a “massive untapped opportunity” for growth through the acquisition of new customers, and if so, amend your disclosure accordingly. As a related matter, please add risk factor disclosure, if material, that your growth estimates for new and existing consumers could be affected by consumers using multiple email addresses to complete orders on your platform. In this regard, we note your disclosure on page 6 that “[i]f a consumer had accounts under two different email addresses, and such consumer completed orders using both accounts during the measurement period, such consumer’s activity would be counted as two separate consumers.”

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the disclosures regarding the Company’s “massive untapped opportunity” are in reference to the Company’s potential growth in Total Orders and Marketplace GOV, which do not rely solely on the acquisition of new customers, and the Company has expanded the disclosure on pages 4 and 113 accordingly to add reference to Total Orders and Marketplace GOV. In particular, as disclosed in the Registration Statement, according to Euromonitor International Limited, in 2019, Americans spent $600.5 billion at restaurants and other consumer foodservices, of which $302.6 billion was spent off-premise. The Company’s Marketplace GOV in 2019 represented less than three percent of this off-premise spend, and therefore it believes that there remains a massive untapped opportunity even taking into account growth that the Company has experienced in the nine months ended September 30, 2020.

Securities and Exchange Commission

December 7, 2020

The Company further advises the Staff that, based on its internal estimates, less than 5% of consumers use multiple email addresses to complete orders on its platform, and accordingly, consumer usage of multiple email addresses does not have a material impact on the Company’s growth estimates for its new and existing consumers. However, in response to the Staff’s comment, the Company has expanded the disclosure on page 52 to further address the potential impacts of consumers using multiple accounts.

*****

Securities and Exchange Commission

December 7, 2020

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Heidi E. Mayon, Goodwin Procter LLP

Julia R. White, Goodwin Procter LLP